UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                               to

Commission file number: 000-31257

A.	Full title of the plan and the address of the plan, if different from that of Issuer named below:

COMPUTER NETWORK TECHNOLOGY CORPORATION

401(K) SALARY SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McDATA CORPORATION

380 INTERLOCKEN CRESCENT

BROOMFIELD, COLORADO 80021

720-558-8000

NOTE

On June 1, 2005, McDATA Corporation (“McDATA”) closed its acquisition of Computer Network Technology Corporation (“CNT”) pursuant to an Agreement and Plan of Merger, dated January 17, 2005, as amended (the “Merger Agreement”). On June 1, 2005, Condor Acquisition, Inc., a wholly-owned subsidiary of McDATA, was merged with and into CNT, with CNT surviving the merger and becoming a wholly-owned subsidiary of McDATA. CNT was renamed as McDATA Services Corporation on June 1, 2005. CNT common shares previously held in the CNT 401(k) Salary Savings Plan have been exchanged for McDATA Class A common shares. Accordingly, McDATA is filing this Form 11-K on behalf of the former CNT 401(k) Salary Savings Plan. This Form 11-K will utilize the prior name of the plan.

REQUIRED INFORMATION

1.	Not Applicable

2.	Not Applicable

3.	Not Applicable

4.	The Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

COMPUTER NETWORK TECHNOLOGY CORPORATION

401(K) SALARY SAVINGS PLAN

FINANCIAL STATEMENTS AND SCHEDULE

Report of Independent Registered Public Accounting Firm

Plan Administrator

Computer Network Technology Corporation

401(k) Salary Savings Plan

Minneapolis, Minnesota

We have audited the accompanying statement of net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2003 were audited by other auditors whose report dated May 5, 2004 expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP

Milwaukee, Wisconsin

June 2, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Sponsor

Computer Network Technology Corporation

401(k) Salary Savings Plan

We have audited the accompanying statement of net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Minneapolis, Minnesota

May 5, 2004 (except for Note F as to which the date is June 24, 2004)

Computer Network Technology Corporation

401(k) Salary Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2004	2003
ASSETS
Investments:
Fair value	$51,474,576	$43,422,167
Estimated fair value	680,040	429,179

	52,154,616	43,851,346
Receivables:
Participant elective deferrals	135,110	301
Employer matching contributions	15,035	—
Other	14,039	192

	164,184	493

NET ASSETS AVAILABLE FOR BENEFITS	$52,318,800	$43,851,839

The accompanying notes are an integral part of these financial statements.

Computer Network Technology Corporation

401(k) Salary Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31,

	2004	2003
ADDITIONS
Investment gain:
Net appreciation in fair value of investments	$2,102,241	$7,925,801
Interest and dividends	1,256,240	632,274

	3,358,481	8,558,075
Contributions:
Participant elective deferrals	6,041,257	5,269,578
Employer matching	2,031,733	1,671,297
Participant rollovers	1,466,499	1,697,764

	9,539,489	8,638,639

Total additions	12,897,970	17,196,714
DEDUCTIONS
Benefits paid to participants	(4,431,009)	(2,947,365)

Net increase	8,466,961	14,249,349
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	43,851,839	29,602,490

End of year	$52,318,800	$43,851,839

The accompanying notes are an integral part of these financial statements.

Computer Network Technology Corporation

401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies for Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) consistently applied in the preparation of the accompanying financial statements follows:

Investment Valuation and Income Recognition

The CNT Stock Fund (the common stock of the Plan Sponsor) is valued utilizing the last quoted market price on the last business day of the year. Participant loans are valued at the estimated fair value of the loan. All investments are participant directed.

Assets can also be invested in various mutual funds and a common collective trust. Such assets are stated at fair value as determined by Fidelity Investments based upon the fair value of the fund’s underlying assets. Income from these funds represent the Plan’s share of income from the mutual funds and the common collective trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Plan and Administrative Expenses

All investment fees incurred with regard to the purchase and sale of investments are paid by the Plan and are netted with investment gain (loss). During 2004 and 2003, $35,888 and $20,986, respectively, of investment fees were paid by the Plan. Other administrative expenses, that are not offset by forfeitures of terminated participants’ non-vested amounts, are paid by the Plan Sponsor, Computer Network Technology Corporation.

Net Appreciation/(Depreciation) in Fair Value of Investments

Net appreciation/(depreciation) in fair value of investments represents the net realized gains or losses and the net unrealized appreciation or depreciation of investments. Realized gains or losses are the difference between the proceeds received and either the cost of the investment sold, determined on an average cost basis, or the fair value at the end of the previous year, whichever is applicable. Unrealized appreciation or depreciation is the change in the difference between the fair value and the cost of investments or the fair value at the end of the previous year, whichever is applicable.

Benefits Paid to Participants

Benefits paid to participants are recorded by the Plan when paid.

Risks and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Computer Network Technology Corporation

401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE B – PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. On January 2, 2002, net assets of the Plan were transferred from CIGNA to Fidelity Management Trust Company, the new trustee and custodian of the Plan, and the Plan was amended to incorporate all amendments required by law through that date. On January 1, 2003, the Plan was amended to incorporate all amendments required by law through that date. The amendments did not have a material effect on the Plan. On May 5, 2003, an addendum to the Plan was made to permit employees of the acquired companies to join the Plan. The addendum recognizes the years of service the employee has with the acquired companies for purposes of eligibility and vesting. The addendum also states that the amount paid by the acquired companies as an employer match will be considered part of the Computer Network Technology Corporation employer matching contribution for the year ending December 31, 2003.

Eligibility

All employees of Computer Network Technology Corporation (the Company) who are age eighteen or older and are scheduled to work at least one hour of service in the first year are eligible to participate in the Plan beginning on the first day of employment. Temporary employees and members of collective bargaining agreements are not eligible to participate in the Plan. Employees are eligible for discretionary employer matching contributions when they become participants in the Plan.

Vesting

Participant elective deferral contributions are 100% vested regardless of length of service. Employer matching contributions are 25% vested after one year of service, 50% vested after two years of service, 75% vested after three years of service, and 100% vested after four years of service.

Funding Policy

Contributions made pursuant to participant elective deferrals are permitted up to 15% of the participant’s eligible compensation, subject to limits established by law. Participants satisfying certain criteria are permitted to make catch-up contributions, as stated in the Plan agreement. Participants may also make rollover contributions to the Plan. Elective deferral contribution percentages may be changed daily.

Matching employer contributions are at the discretion of the Plan Sponsor, not to exceed $2,500 per participant.

Participants’ Accounts

Participants’ accounts are credited with their participant contributions (elective deferral, catch-up and rollover), discretionary employer matching contributions and an allocation of Plan earnings or losses. Allocations of Plan earnings or losses are based on the participant’s account balance, as defined in the Plan agreement. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Computer Network Technology Corporation

401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account, net of tax, or to rollover the entire vested portion to a qualified plan. If the participant’s account is not fully distributed at termination of service, a partial payment may be elected by the participant. If the participant’s vested balance is greater than $5,000, the participant may also elect not to receive a distribution at the date of termination, as defined in the Plan agreement. Effective March 28, 2005, if the participant’s vested balance is greater than $1,000, the participant may also elect not to receive a distribution at date of termination.

Plan Termination

Although the Plan Sponsor has no current intention of terminating the Plan, the Plan provides that upon termination, all amounts credited to a participant’s account become 100% vested. Net assets of the Plan would be distributed to the participants as prescribed in the Plan agreement.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant loans outstanding at December 31, 2004 and 2003 were $680,040 and $429,179, respectively. Such loans bear interest at rates ranging from 5% to 10.5% at December 31, 2004 and 2003. Principal and interest for active participants are repaid ratably through payroll deductions.

Forfeitures

The Plan Sponsor may use these funds to offset administrative expenses, reduce employer matching contributions and for other uses as defined in the Plan agreement.

NOTE C – INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets.

	December 31,
	2004	2003
Common Stock
CNT Stock Fund	$4,120,968	$5,074,469
Mutual Funds
Fidelity Dividend Growth Fund	6,473,229	5,774,244
Fidelity Growth Company Fund	7,161,128	6,009,801
Fidelity Diversified International Fund	4,856,727	3,703,869
Fidelity Balanced Fund	4,331,140	3,713,098
Spartan U.S. Equity Index Fund	4,468,459	3,956,455
PIMCO Total Return Fund	2,691,046	2,766,046
Fidelity Small Cap Stock Fund	2,988,777	*
Fidelity Low-Priced Stock Fund	3,290,015	*
Common/Collective Trust
Fidelity Managed Income Portfolio	6,397,140	5,314,736

*	Less than 5% of Plan’s net assets.

Computer Network Technology Corporation

401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2004	2003
Mutual Funds	$3,155,957	$6,542,399
Common Stock	(1,053,715)	1,383,402

	$2,102,242	$7,925,801

NOTE D – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated February 17, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

NOTE E – RELATED PARTIES

The Company has been designated as the Plan Administrator. These services are provided at no expense to the Plan.

Certain Plan investments are separate accounts managed by Fidelity Management Trust Company, affiliated with Fidelity Investments, and therefore, these transactions qualify as party-in-interest transactions.

The Plan permits investments in common stock of the Company. These transactions qualify as parties-in-interest transactions.

NOTE F – RECLASSIFICATIONS

Certain 2003 balances were reclassified to conform to the 2004 presentation.

NOTE G – SUBSEQUENT EVENT

On June 1, 2005 Computer Network Technology Corporation was merged with a wholly-owned subsidiary of McDATA Corporation (“McDATA”), and Computer Network Technology Corporation survived the merger as a wholly-owned subsidiary of McDATA. Each issued and outstanding share of common stock of Computer Network Technology Corporation was converted into 1.3 shares of McDATA Class A common stock, together with cash in lieu of fractional shares.

SUPPLEMENTAL SCHEDULE

Computer Network Technology Corporation

401(k) Salary Savings Plan

EIN: 41-1356476

Plan No: 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(e) Current value
(*)	Fidelity Investments	Interest bearing cash	$136,429

		Common Stock
(*)	Computer Network Technology Corporation	CNT Stock Fund	4,120,968

		Mutual Funds
(*)	Fidelity Investments	PIMCO Total Return Fund	2,691,046
(*)	Fidelity Investments	Templeton World Fund – Class A	468,069
(*)	Fidelity Investments	PIMCO High Yield Fund	266,669
(*)	Fidelity Investments	AMR Small Cap Value Fund	284,056
(*)	Fidelity Investments	Fidelity Equity Income Fund	376,267
(*)	Fidelity Investments	Fidelity Growth Company Fund	7,161,128
(*)	Fidelity Investments	Fidelity Balanced Fund	4,331,140
(*)	Fidelity Investments	Fidelity Low-Priced Stock Fund	3,290,015
(*)	Fidelity Investments	Fidelity Diversified International Fund	4,856,727
(*)	Fidelity Investments	Fidelity Dividend Growth Fund	6,473,229
(*)	Fidelity Investments	Fidelity Mid-Cap Stock Fund	1,228,140
(*)	Fidelity Investments	Fidelity Small Cap Stock Fund	2,988,777
(*)	Fidelity Investments	Fidelity Freedom Income Fund	146,011
(*)	Fidelity Investments	Fidelity Freedom 2000 Fund	211,121
(*)	Fidelity Investments	Fidelity Freedom 2010 Fund	364,472
(*)	Fidelity Investments	Fidelity Freedom 2020 Fund	570,809
(*)	Fidelity Investments	Fidelity Freedom 2030 Fund	434,406
(*)	Fidelity Investments	Spartan U.S. Equity Index Fund	4,468,459
(*)	Fidelity Investments	Fidelity Freedom 2040 Fund	209,498

		Common/Collective Trust
(*)	Fidelity Investments	Fidelity Managed Income Portfolio	6,397,140

		Participant Loans
(*)	Participant Loans	Interest ranging from 5% to 10.5% with various maturities	680,040

			$52,154,616

(*)	Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUTER NETWORK TECHNOLOGY
CORPORATION 401(K) SALARY SAVINGS PLAN
BY:	COMPUTER NETWORK TECHNOLOGY
CORPORATION PLAN ADMINISTRATOR

BY:	/s/ Thomas O. McGimpsey
President McDATA Services Corporation (formerly Computer Network Technology Corporation)

Date: June 24, 2005

EXHIBIT INDEX

Exhibit Page	Description
23.1	Consent of Clifton Gunderson LLP	Electronically Filed

23.2	Consent of Grant Thornton LLP	Electronically Filed